November 2, 2006	TSX: QC
AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS FOR THE THIRD QUARTER 2006
AND ANNOUNCES AN INCREASE IN ITS DIVIDEND RATE

Vancouver, British Columbia, November 2, 2006 – Quest Capital Corp. ('Quest' or the 'Company'), announces its unaudited consolidated interim financial results for the nine months ended September 30, 2006 (a copy of which is attached hereto and is also available on SEDAR at www.sedar.com).

HIGHLIGHTS

  Net earnings of $8.8 million ($0.06 per share) for the three months ended September 30, 2006 and $27.7 million ($0.20 per share) for the nine months ended September 30, 2006, as compared to net earnings of $4.3 million ($0.04 per share) and $12.2 million ($0.13 per share), respectively, for the comparative periods in 2005;
  Total loans arranged during the nine months ended September 30, 2006 totaled $205.1 million, of which the Company funded $184.9 million;
  Loan portfolio increased 98% during the nine months ended September 30, 2006 to $246.6 million, as compared to $124.6 million as at December 31, 2005;

Managing Director, A. Murray Sinclair commented: “The growth of our loan portfolio by $55 million (29%) in the third quarter and $122 million (98%) in the first nine months of the year is evidence that our business model is being successfully implemented”.

As a reflection of the continued growth in our business, the Company is pleased to announce that on November 1, 2006 its board of directors approved an increase in its dividend rate from $0.06 per year to $0.08 per year. This new dividend will be paid quarterly, at the rate of $0.02 per share. The Company is also pleased to announce that the board of directors has also declared its first quarterly dividend to be paid on November 30, 2006 to shareholders of record at the close the business on November 15, 2006.

About Quest

Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President
Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.